FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004

Commission File No.	000-23464

Hummingbird Ltd.

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated May 20, 2004 ("HUMMINGBIRD ENTERPRISETM WINS THE NETWORK COMPUTING MAGAZINE 2004 WELL-CONNECTED AWARD FOR DOCUMENT MANAGEMENT SOLUTION")	4

Document 1

Hummingbird  Enterprise™ Wins the Network Computing Magazine 2004 Well-
Connected Award for Document Management Solution
Hummingbird Enterprise named as one of the year’s outstanding business applications

Toronto – May 20, 2004 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, is pleased to announce that Hummingbird Enterprise™ has won the 2004 Well-Connected Award from Network Computing magazine for its integrated document management solution. Hummingbird Enterprise – DM was chosen by the editors as an outstanding technology product in the area of business applications.

Hummingbird Enterprise was recognized for its superior document and records management capabilities and the integration of strong features to support an overall Sarbanes-Oxley compliance strategy, including e-mail management, a rich set of collaboration tools and robust imaging functionality. Hummingbird received the honor at a ceremony held on May 10, 2004 at the Aladdin Desert Passage in Las Vegas, Nevada.

All winners and finalists are highlighted in the May 13th issue of Network Computing magazine and online at http://www.nwc.com/showitem.jhtml?docid=1509wcasec6.

The 2004 award-winners were determined as a result of product testing and evaluation in the Real-World Labs of CMP Media LLC’s Network Computing magazine. In total, 128 finalists in more than 40 categories were named. Hummingbird Enterprise – DM won the Network Computing Editor’s Choice Award in March 2004 following a comparative real-world review of integrated document management solutions. The review, entitled: “Document Management Systems — Averting Document Disaster,” is available online at: http://www.nwc.com/showitem.jhtml?docid=1505f2.

“The Well-Connected Awards are the only industry awards given by technologists based on real-world product testing and evaluation. We view all products, technologies and services from the same perspective as our readers – our peers – do,” said Fritz Nelson, VP and Group Publisher of Network Computing Enterprise Architecture Group. “This is an important distinction from any other award program – the products selected in the Well-Connected Awards are unique because they have been tested over an enterprise by our editors themselves. They are truly innovative solutions that work.”

In February of this year, Hummingbird Enterprise 2004, a completely integrated enterprise content management (ECM) platform, was launched. Hummingbird Enterprise 2004 delivers superior out-of-the-box functionality to address the content lifecycle management challenges of today’s organizations at the lowest cost of ownership. The Hummingbird ECM solution provides an integrated platform that enables organizations to not only leverage their existing IT infrastructure, but also optimize the value of enterprise content by managing it throughout its entire lifecycle with a focus on handling both “structured” and “unstructured” content, business processes and line-of-business applications. Users have intuitive and rich access to Hummingbird Enterprise 2004 from a variety of interfaces, including a browser-based Webtop, Microsoft Outlook, and Microsoft Office applications.

“We are delighted to receive this esteemed award from Network Computing magazine that acknowledges the superior performance and functionality of Hummingbird Enterprise,” said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. “Considering the stringent product testing and evaluation process that our product went through, this award offers clear validation of our strategic vision and our mission of delivering a tightly integrated platform to help Hummingbird customers capture, manage, distribute and preserve the vast amount of content used throughout the enterprise and assist them in meeting corporate governance regulations while optimizing performance and reducing risk.”

With the growing pressure to meet compliance regulations and increased accountability requirements, organizations today are mandating improved processes for producing accurate and reliable disclosures. Hummingbird Enterprise 2004 enables organizations to capture and organize policies and procedures in a secure and manageable repository, thereby allowing users to easily capture, store, search and retrieve business content across the entire enterprise.

Key elements of Hummingbird Enterprise 2004 include:

•	A process centric foundation where entire content lifecycle management processes can be linked together through advanced automated workflow capabilities.

•	Hummingbird Enterprise Webtop that combines the strengths of the portal in terms of personalization and dynamic views with all the underlining functionalities for managing content lifecycle including business process management.

•	E-mail Management — Hummingbird Enterprise 2004 captures, manages, preserves and leverages corporate e-mail as relevant business content. Hummingbird Enterprise is integrated with all major e-mail systems such as Microsoft Outlook, Novell GroupWise and Lotus Notes. E-mail Management is cohesively integrated with the entire suite of content management components to provide organizations with the ability to easily track, classify, store, and manage messages across the enterprise.

•	“Actionable” mobility that enables users to manage content from various types of mobile devices including the Palm, Pocket PC and Smart Phones. Mobility provides secure, interactive access to enterprise business systems and enterprise content such as documents, reports and e-mail, enablingmobile professionals to read and review documents, update tasks, monitor projects, generate reports, and participate in workflows from any location, at any time.

About Network Computing

For IT, By IT, Network Computing (http://www.networkcomputing.com), published by CMP Media LLC, Manhasset, N.Y., is dedicated to providing critical analysis of technologies, vendors and products to 220,000 IT Managers and Staff who are accountable for strategic technology purchase decisions. In 2003, Network Computing won a total of four awards from the American Society of Business Publications Editors (ASBPE), including a national award in the Best Technical Article category.

About Hummingbird Enterprise™

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data — linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:

Inder Duggal Chief Financial Officer Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207 Inder.duggal@hummingbird.com	Michele Stevenson Manager, Media and Public Relations Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

Registrant

Date:	June 2, 2004	By:	/s/ Inder P.S. Duggal

(Signature)
Inder P.S. Duggal
Chief Financial Officer and Chief Controller